Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

Sender’s Name Sender’s Title Operating Company goes here Xerox Corporation 800 Phillips Road MS 0129-39C Webster, NY 14580 email.address@xerox.com tel 585.000.0000 fax 585.000.0000

September 28, 2009

First Name Last Name

Title

Street Address

City, State ZIP

Dear Addressee:

I’m writing with news of a very exciting development for our company and our customers. We are announcing today a definitive agreement to purchase Affiliated Computer Services (ACS), the world’s largest diversified business process outsourcing firm.

By combining Xerox’s strengths in document technology with ACS’s expertise in managing and automating work processes, we’re creating a new class of solution provider.

If you are not one of the thousands of businesses and government agencies currently doing business with ACS, you may not be aware of their capabilities. That’s because they are a “behind-the-scenes” player in enabling everyday transactions for business and government. So even though you may not recognize ACS, chances are you have been touched by the company. Consider this:

•	They process over 1 million credit card applications annually.

•	They process $3 billion in electronic toll collections annually, including the popular E-Z Pass system in the U.S.

•	They handle insurance claims for 36 million people annually.

•	They process $170 billion in student loans each year.

•	They handle 1 million phone calls a day to provide support in areas like H.R. administration and customer service.

Together, we’re creating the industry-leading enterprise for document and business process management. With the acquisition of ACS, we believe there will be no better company than Xerox to manage your critical back-office operations that make your front office successful. It’s a bold claim that speaks to our confidence in the role ACS can play in enhancing the value we deliver to you.

Of course, we will continue to provide the worldclass technology and service you have come to expect from us, and we will continue to invest heavily in innovation to assure that we continue to bring you the best technology in our industry.

I hope you know how much I appreciate your business and value our relationship. That’s why I wanted to get to you quickly with today’s news. If you have any questions, give me a call.

Sincerely,

Sender’s Name

Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the Securities and Exchange Commission’s (SEC) Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”. Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Xerox’s proxy statement for its most recent annual meeting and ACS’s proxy statement for its most recent annual meeting, both as filed with the SEC. This material contains forward-looking statements which involve a number of significant risks and uncertainties.